SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

TAMINCO CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

87509U106
(CUSIP Number)

April 18, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87509U106	13G	Page 2 of 11 Pages

1	Names Of Reporting Persons SENATOR INVESTMENT GROUP LP
2	Check the Appropriate Box If a Member of a Group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or Place Of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,750,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,750,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
10	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount in Row (9) 8.82%
12	Type of Reporting Person IA

CUSIP No. 87509U106	13G	Page 3 of 11 Pages

1	Names Of Reporting Persons ALEXANDER KLABIN
2	Check the Appropriate Box If a Member of a Group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or Place Of Organization UNITES STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,750,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,750,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
10	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount in Row (9) 8.82%
12	Type of Reporting Person IN

CUSIP No. 87509U106	13G	Page 4 of 11 Pages

1	Names Of Reporting Persons DOUGLAS SILVERMAN
2	Check the Appropriate Box If a Member of a Group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or Place Of Organization UNITES STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,750,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,750,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
10	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount in Row (9) 8.82%
12	Type of Reporting Person IN

CUSIP No. 87509U106	13G	Page 5 of 11 Pages

Item 1(a).	NAME OF ISSUER

Taminco Corporation

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

Two Windsor Plaza, Suite 411
Allentown, PA 18195

Item 2(a).	NAME OF PERSON FILING

Senator Investment Group LP serves as investment manager to various investment funds (collectively, the "Funds"), and as such, has investment discretion with respect to the Funds. Alexander Klabin and Douglas Silverman have control of a Delaware limited liability company that may be deemed to control Senator Investment Group LP.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal office of each Reporting Person is:

c/o Senator Investment Group LP
510 Madison Avenue
28th Floor
New York, NY 10022

Item 2(c).	CITIZENSHIP

Senator Investment Group LP is a Delaware limited partnership. Each of Messrs. Klabin and Silverman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $.001 par value per share

Item 2(e).	CUSIP NUMBER

87509U106

CUSIP No. 87509U106	13G	Page 6 of 11 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

	(a)	Amount of beneficially owned: 5,750,000

	(b)	Percent of class: 8.82%.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

0
		(ii)	Shared power to vote or to direct the vote:

5,750,000

		(iii)	Sole power to dispose or to direct the disposition of:

0

		(iv)	Shared power to dispose or to direct the disposition of:

5,750,000

CUSIP No. 87509U106	13G	Page 7 of 11 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 87509U106	13G	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: [Insert Date]

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
ALEXANDER KLABIN

/s/ Evan Gartenlaub as Attorney-in-Fact**
DOUGLAS SILERMAN

* Pursuant to a Power of Attorney dated as of April 24, 2013 attached hereto as Exhibit 2.

** Pursuant to a Power of Attorney dated as of April 24, 2013 attached hereto as Exhibit 3.

CUSIP No. 87509U106	13G	Page 9 of 11 Pages

Exhibit 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: April 24, 2013

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
ALEXANDER KLABIN

/s/ Evan Gartenlaub as Attorney-in-Fact**
DOUGLAS SILVERMAN

CUSIP No. 87509U106	13G	Page 10 of 11 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Alexander Klabin (the "Principal") does hereby make, constitute and appoint each of Evan Gartenlaub and Edward Larmann, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Principal is acting individually or as representative of others, any and all filings required to be made by the Principal under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Principal under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Principal might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as Evan Gartenlaub or Edward Larmann ceases to be an employee of Senator Investments Group LP or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 24, 2013.

/s/ Alexander Klabin
ALEXANDER KLABIN

CUSIP No. 87509U106	13G	Page 11 of 11 Pages

Exhibit 3

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Douglas Silverman (the "Principal") does hereby make, constitute and appoint each of Evan Gartenlaub and Edward Larmann, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Principal is acting individually or as representative of others, any and all filings required to be made by the Principal under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Principal under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Principal might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as Evan Gartenlaub or Edward Larmann ceases to be an employee of Senator Investments Group LP or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 24, 2013.

/s/ Douglas Silverman
DOUGLAS SILVERMAN